

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
JUN 27 2003
WASH. D.C.
153
SECTION

FORM 11-K

(Mark One)

[ ] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended ______________________

[x] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from July 1, 2002 to December 31, 2002

Commission file number 33-77420

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

QCR Holdings
401(k)/Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

QCR Holdings, Inc.
3551 Seventh Street, Suite 204
Moline, Illinois 61265

REQUIRED INFORMATION

The QCR Holdings 401(k)/Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, the financial statements prepared in accordance with ERISA are provided as Exhibit 99.1 to this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

QCR HOLDINGS
401(k)/PROFIT SHARING PLAN

Date: June 25, 2003

By: 
Douglas M. Hultquist, Plan Administrator

QCR HOLDINGS, INC. 401(k)/PROFIT SHARING PLAN

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description	Sequential Page No.
99.1	Financial Statements	5

Form **5500**
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6039D, 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with the instructions to the Form 5500.

Official Use Only
OMB Nos. 1210 - 0110
1210 - 0089

2002

This Form is Open to Public Inspection

Part I Annual Report Identification Information

For the calendar plan year 2002 or fiscal plan year beginning 07/01/2002 , and ending 12/31/2002 ,

A This return/report is for:
(1) ☐ a multiemployer plan;
(2) ☒ a single-employer plan (other than a multiple-employer plan);
(3) ☐ a multiple-employer plan; or
(4) ☐ a DFE (specify) ________

B This return/report is:
(1) ☐ the first return/report filed for the plan;
(2) ☐ an amended return/report;
(3) ☐ the final return/report filed for the plan;
(4) ☒ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information (see instructions) ▶ ☐

Part II Basic Plan Information — enter all requested information.

1a Name of plan
QCR HOLDINGS, INC. 401(K) PROFIT SHARING PLAN

1b Three-digit plan number (PN) ▶ 001

1c Effective date of plan (mo., day, yr.) 02/01/1994

2a Plan sponsor's name and address (employer, if for a single-employer plan) (Address should include room or suite no.)
QCR HOLDINGS, INC.
4500 NORTH BRADY STREET
DAVENPORT IA 52806

2b Employer Identification Number (EIN) 42-1397595

2c Sponsor's telephone number 563-388-4780

2d Business code (see instructions) 522110

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE [signature] 6/27/03 DOUGLAS M. HULTQUIST
Signature of plan administrator | Date | Type or print name of individual signing as plan administrator

SIGN HERE
Signature of employer/plan sponsor/DFE | Date | Type or print name of individual signing as employer, plan sponsor or DFE



Form **5500**
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6039D, 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with the instructions to the Form 5500.

Official Use Only
OMB Nos. 1210 - 0110
1210 - 0089

2002

This Form is Open to Public Inspection

Part I Annual Report Identification Information

For the calendar plan year 2002 or fiscal plan year beginning 07/01/2002 , **and ending** 12/31/2002 ,

A This return/report is for:
(1) ☐ a multiemployer plan;
(2) ☒ a single-employer plan (other than a multiple-employer plan);
(3) ☐ a multiple-employer plan; or
(4) ☐ a DFE (specify) ________

B This return/report is:
(1) ☐ the first return/report filed for the plan;
(2) ☐ an amended return/report;
(3) ☐ the final return/report filed for the plan;
(4) ☒ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information (see instructions) ▶ ☐

Part II Basic Plan Information — enter all requested information.

1a Name of plan
QCR HOLDINGS, INC. 401(K) PROFIT SHARING PLAN

1b Three-digit plan number (PN) ▶ 001

1c Effective date of plan (mo., day, yr.)
02/01/1994

2a Plan sponsor's name and address (employer, if for a single-employer plan)
(Address should include room or suite no.)
QCR HOLDINGS, INC.
4500 NORTH BRADY STREET
DAVENPORT IA 52806

2b Employer Identification Number (EIN)
42-1397595

2c Sponsor's telephone number
563-388-4780

2d Business code (see instructions)
522110

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE [signature] 6/27/03 DOUGLAS M. HULTQUIST
Signature of plan administrator | Date | Type or print name of individual signing as plan administrator

SIGN HERE
Signature of employer/plan sponsor/DFE | Date | Type or print name of individual signing as employer, plan sponsor or DFE



Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same")
SAME

3b Administrator's EIN

3c Administrator's telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:

a Sponsor's name

b EIN

c PN

5 Preparer information (optional) **a** Name (including firm name, if applicable) and address

b EIN

c Telephone number

6	Total number of participants at the beginning of the plan year	**6**	232
7	Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c,** and **7d**)		
a	Active participants	**7a**	218
b	Retired or separated participants receiving benefits	**7b**	2
c	Other retired or separated participants entitled to future benefits	**7c**	28
d	Subtotal. Add lines **7a, 7b,** and **7c**	**7d**	248
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	**7e**	0
f	Total. Add lines **7d** and **7e**	**7f**	248
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**7g**	232
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	**7h**	5
i	If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	**7i**	0

8 Benefits provided under the plan (complete **8a** and **8b** as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): 2E 2F 2G 2J 2K

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

9a Plan funding arrangement (check all that apply)

(1) [X] Insurance
(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust
(4) [ ] General assets of the sponsor

9b Plan benefit arrangement (check all that apply)

(1) [X] Insurance
(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust
(4) [ ] General assets of the sponsor





Official Use Only

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

(1) [X] **R** (Retirement Plan Information)

(2) [X] 1 **T** (Qualified Pension Plan Coverage Information)

If a Schedule T is not attached because the plan is relying on coverage testing information for a prior year, enter the year ▶ ______

(3) [ ] **B** (Actuarial Information)

(4) [ ] **E** (ESOP Annual Information)

(5) [ ] **SSA** (Separated Vested Participant Information)

b Financial Schedules

(1) [X] **H** (Financial Information)

(2) [ ] **I** (Financial Information – Small Plan)

(3) [X] 1 **A** (Insurance Information)

(4) [X] **C** (Service Provider Information)

(5) [X] **D** (DFE/Participating Plan Information)

(6) [ ] **G** (Financial Transaction Schedules)

(7) [X] 1 **P** (Trust Fiduciary Information)





SCHEDULE A (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Insurance Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974.

▶ **File as an attachment to Form 5500.**

▶ Insurance companies are required to provide this information pursuant to ERISA section 103(a)(2).

Official Use Only

OMB No. 1210-0110

2002

This Form is Open to Public Inspection

For calendar year 2002 or fiscal plan year beginning 07/01/2002 , and ending 12/31/2002 ,

A Name of plan QCR HOLDINGS, INC. 401(K) PROFIT SHARING PLAN	B Three-digit plan number ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 QCR HOLDINGS, INC.	**D Employer Identification Number** 42-1397595

Part I **Information Concerning Insurance Contract Coverage, Fees, and Commissions**

Provide information for each contract on a separate Schedule A. Individual contracts grouped as a unit in Parts II and III can be reported on a single Schedule A.

1 Coverage:

(a) Name of insurance carrier

HARTFORD LIFE INSURANCE COMPANY

(b) EIN	(c) NAIC code	(d) Contract or identification number	(e) Approximate number of persons covered at end of policy or contract year	Policy or contract year (f) From	Policy or contract year (g) To
06-0974148	88072	GA007221	232	07/01/2002	12/31/2002

2 Insurance fees and commissions paid to agents, brokers and other persons. Enter the total fees and total commisions below and list agents, brokers and other persons individually in descending order of the amount paid in the items on the following page(s) in Part I.

Totals

Total amount of commissions paid	Total fees paid / amount
3921	0





Official Use Only

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

LINSCO/PRIVATE LEDGER
9785 TOWNE CENTRE DRIVE
SAN DIEGO CA 92121

(b) Amount of commissions paid	Fees paid		**(e)** Organization code
	(c) Amount	**(d)** Purpose	
3921			4

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

(b) Amount of commissions paid	Fees paid		**(e)** Organization code
	(c) Amount	**(d)** Purpose	

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

(b) Amount of commissions paid	Fees paid		**(e)** Organization code
	(c) Amount	**(d)** Purpose	





Official Use Only

Part II Investment and Annuity Contract Information

Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes of this report.

3	Current value of plan's interest under this contract in the general account at year end	
4	Current value of plan's interest under this contract in separate accounts at year end	2925006

5 Contracts With Allocated Funds

a	State the basis of premium rates ▶	
b	Premiums paid to carrier	
c	Premiums due but unpaid at the end of the year	
d	If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, enter amount	
	Specify nature of costs ▶	

e Type of contract (1) ☐ individual policies (2) ☐ group deferred annuity
(3) ☐ other (specify) ▶

f If contract purchased, in whole or in part, to distribute benefits from a terminating plan check here ▶ ☐

6 Contracts With Unallocated Funds (Do not include portions of these contracts maintained in separate accounts)

a Type of contract (1) ☒ deposit administration (2) ☐ immediate participation guarantee
(3) ☐ guaranteed investment (4) ☐ other (specify below) ▶

b	Balance at the end of the previous year		0
c	Additions: (1) Contributions deposited during the year		
	(2) Dividends and credits		
	(3) Interest credited during the year		
	(4) Transferred from separate account		
	(5) Other (specify below) ▶		
	(6) Total additions		0
d	Total of balance and additions (add **b** and **c**)		0
e	Deductions:		
	(1) Disbursed from fund to pay benefits or purchase annuities during year		
	(2) Administration charge made by carrier		
	(3) Transferred to separate account		
	(4) Other (specify below) ▶		
	(5) Total deductions		0
f	Balance at the end of the current year (subtract **e** (5) from **d**)		0





SCHEDULE C (Form 5500)
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Service Provider Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974.

▶ **File as an attachment to Form 5500.**

Official Use Only
OMB No. 1210-0110
2002
This Form is Open to Public Inspection

For calendar year 2002 or fiscal plan year beginning 07/01/2002 , and ending 12/31/2002 ,

A Name of plan
QCR HOLDINGS, INC. 401(K) PROFIT SHARING PLAN

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
QCR HOLDINGS, INC.

D Employer Identification Number
42-1397595

Part I Service Provider Information (see instructions)

1 Enter the total dollar amount of compensation paid by the plan to all persons, other than those listed below, who received compensation during the plan year: **1** 0

2 On the first item below list the contract administrator, if any, as defined in the instructions. On the other items, list service providers in descending order of the compensation they received for the services rendered during the plan year. List only the top 40. 103-12 IEs should enter N/A in (c) and (d).

(a) Name	(b) Employer identification number (see instructions)	(c) Official plan position
		CONTRACT ADMINISTRATOR

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	(e) Gross salary or allowances paid by plan	(f) Fees and commissions paid by plan	(g) Nature of service code(s) (see instructions)
			12

(a) Name	(b) Employer identification number (see instructions)	(c) Official plan position

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	(e) Gross salary or allowances paid by plan	(f) Fees and commissions paid by plan	(g) Nature of service code(s) (see instructions)





SCHEDULE D (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2002

This Form is Open to Public Inspection

For calendar plan year 2002 or fiscal plan year beginning 07/01/2002 , and ending 12/31/2002 ,

A Name of plan or DFE QCR HOLDINGS, INC. 401(K) PROFIT SHARING PLAN	**B** Three-digit plan number ▶ 001
C Plan or DFE sponsor's name as shown on line 2a of Form 5500 QCR HOLDINGS, INC.	**D** Employer Identification Number 42-1397595

Part I Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)

(a) Name of MTIA, CCT, PSA, or 103-12IE HARTFORD ADVANTAGE TK1

(b) Name of sponsor of entity listed in **(a)** HARTFORD LIFE INSURANCE COMPANY

(c) EIN-PN 06-0974148-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 2259157

(a) Name of MTIA, CCT, PSA, or 103-12IE SEPARATE ACCOUNT K1

(b) Name of sponsor of entity listed in **(a)** HARTFORD LIFE INSURANCE COMPANY

(c) EIN-PN 06-0974148-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 665849

(a) Name of MTIA, CCT, PSA, or 103-12IE ____

(b) Name of sponsor of entity listed in **(a)** ____

(c) EIN-PN ____ **(d)** Entity code ____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ____

(a) Name of MTIA, CCT, PSA, or 103-12IE ____

(b) Name of sponsor of entity listed in **(a)** ____

(c) EIN-PN ____ **(d)** Entity code ____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ____





SCHEDULE H (Form 5500)
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Financial Information

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only
OMB No. 1210-0110
2002
This Form is Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning 07/01/2002 , and ending 12/31/2002 ,

A Name of plan
QCR HOLDINGS, INC. 401(K) PROFIT SHARING PLAN

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
QCR HOLDINGS, INC.

D Employer Identification Number
42-1397595

Part I Asset and Liability Statement

1 Current value of plan assets and liabilities at the beginning and end of the plan year. Combine the value of plan assets held in more than one trust. Report the value of the plan's interest in a commingled fund containing the assets of more than one plan on a line-by-line basis unless the value is reportable on lines 1c(9) through 1c(14). Do not enter the value of that portion of an insurance contract which guarantees, during this plan year, to pay a specific dollar benefit at a future date. **Round off amounts to the nearest dollar.** DFEs do not complete lines 1b(1), 1b(2), 1c(8), 1g, 1h, 1i, and, except for master trust investment accounts, also do not complete lines 1d and 1e. See instructions.

Assets		(a) Beginning of Year	(b) End of Year
a Total noninterest-bearing cash	a	0	0
b Receivables (less allowance for doubtful accounts):			
(1) Employer contributions	b(1)	367457	240430
(2) Participant contributions	b(2)	28684	0
(3) Other	b(3)		
c General investments:			
(1) Interest-bearing cash (incl. money market accounts and certificates of deposit)	c(1)		
(2) U.S. Government securities	c(2)		
(3) Corporate debt instruments (other than employer securities):			
(A) Preferred	c(3)(A)		
(B) All other	c(3)(B)		
(4) Corporate stocks (other than employer securities):			
(A) Preferred	c(4)(A)		
(B) Common	c(4)(B)		
(5) Partnership/joint venture interests	c(5)		
(6) Real estate (other than employer real property)	c(6)		
(7) Loans (other than to participants)	c(7)		
(8) Participant loans	c(8)	34963	45199
(9) Value of interest in common/collective trusts	c(9)		
(10) Value of interest in pooled separate accounts	c(10)		
(11) Value of interest in master trust investment accounts	c(11)		
(12) Value of interest in 103-12 investment entities	c(12)		
(13) Value of interest in registered investment companies (e.g., mutual funds)	c(13)	2540119	2925006
(14) Value of funds held in insurance co. general account (unallocated contracts)	c(14)		
(15) Other	c(15)		





Official Use Only

		(a) Beginning of Year	(b) End of Year
d Employer-related investments:			
(1) Employer securities	d(1)	1437930	1770312
(2) Employer real property	d(2)		
e Buildings and other property used in plan operation	e		
f Total assets (add all amounts in lines 1a through 1e)	f	4409153	4980947
Liabilities			
g Benefit claims payable	g		
h Operating payables	h		
i Acquisition indebtedness	i		
j Other liabilities	j		
k Total liabilities (add all amounts in lines 1g through 1j)	k	0	0
Net Assets			
l Net assets (subtract line 1k from line 1f)	l	4409153	4980947

Part II Income and Expense Statement

2 Plan income, expenses, and changes in net assets for the year. Include all income and expenses of the plan, including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar. MTIAs, CCTs, PSAs and 103-12 IEs do not complete lines 2a, 2b(1)(E), 2e, 2f, and 2g.

Income		(a) Amount	(b) Total
a Contributions:			
(1) Received or receivable in cash from: (A) Employers	a(1)(A)	240430	
(B) Participants	a(1)(B)	352756	
(C) Others (including rollovers)	a(1)(C)	0	
(2) Noncash contributions	a(2)		
(3) Total contributions. Add lines **2a(1)(A), (B), (C),** and line **2a(2)**	a(3)		593186
b Earnings on investments:			
(1) Interest:			
(A) Interest-bearing cash (including money market accounts and certificates of deposit)	b(1)(A)		
(B) U.S. Government securities	b(1)(B)		
(C) Corporate debt instruments:	(1)(C)		
(D) Loans (other than to participants)	b(1)(D)		
(E) Participant loans	b(1)(E)		
(F) Other	b(1)(F)		
(G) Total interest. Add lines **2b(1)(A)** through **(F)**	b(1)(G)		0
(2) Dividends: (A) Preferred stock	b(2)(A)		
(B) Common stock	b(2)(B)		
(C) Total dividends. Add lines **2b(2)(A)** and **(B)**	b(2)(C)		0
(3) Rents	b(3)		
(4) Net gain (loss) on sale of assets: (A) Aggregate proceeds	b(4)(A)		
(B) Aggregate carrying amount (see instructions)	b(4)(B)		
(C) Subtract line **2b(4)(B)** from line **2b(4)(A)** and enter result	b(4)(C)		0





Official Use Only

		(a) Amount	(b) Total
(5) Unrealized appreciation (depreciation) of assets: (A) Real estate	b(5)(A)		
(B) Other	b(5)(B)		
(C) Total unrealized appreciation of assets. Add lines 2b(5)(A) and (B)	b(5)(C)		0
(6) Net investment gain (loss) from common/collective trusts	b(6)		
(7) Net investment gain (loss) from pooled separate accounts	b(7)		
(8) Net investment gain (loss) from master trust investment accounts	b(8)		
(9) Net investment gain (loss) from 103-12 investment entities	b(9)		
(10) Net investment gain (loss) from registered investment companies (e.g., mutual funds)	b(10)		3162
c Other income	c		
d Total income. Add all income amounts in column (b) and enter total	d		596348
Expenses			
e Benefit payment and payments to provide benefits:			
(1) Directly to participants or beneficiaries, including direct rollovers	e(1)	24518	
(2) To insurance carriers for the provision of benefits	e(2)		
(3) Other	e(3)		
(4) Total benefit payments. Add lines 2e(1) through (3)	e(4)		24518
f Corrective distributions (see instructions)	f		
g Certain deemed distributions of participant loans (see instructions)	g		
h Interest expense	h		
i Administrative expenses: (1) Professional fees	i(1)		
(2) Contract administrator fees	i(2)		
(3) Investment advisory and management fees	i(3)		
(4) Other	i(4)	36	
(5) Total administrative expenses. Add lines 2i(1) through (4)	i(5)		36
j Total expenses. Add all expense amounts in column (b) and enter total	j		24554
Net Income and Reconciliation			
k Net income (loss) (subtract line 2j from line 2d)	k		571794
l Transfers of assets			
(1) To this plan	l(1)		
(2) From this plan	l(2)		

Part III Accountant's Opinion

3 The opinion of an independent qualified public accountant for this plan is (see instructions):

a **Attached** to this Form 5500 and the opinion is: (1) ☐ Unqualified (2) ☐ Qualified (3) ☐ Disclaimer (4) ☐ Adverse

b **Not attached** because: (1) ☐ the Form 5500 is filed for a CCT, PSA or MTIA.

(2) ☒ the opinion will be attached to the next Form 5500 pursuant to 29 CFR 2520.104-50.

c Also check this box if the accountant performed a limited scope audit pursuant to 29 CFR 2520.103-8 and/or 2520.103-12(d) ☐

d If an accountant's opinion is attached, enter the name and EIN of the accountant (or accounting firm) ▶





Official Use Only

Part IV Transactions During Plan Year

4 CCTs and PSAs do not complete Part IV. MTIAs, 103-12 IEs, and GIAs do not complete 4a, 4e, 4f, 4g, 4h, 4k, or 5. 103-12 IEs also do not complete 4j.

During the plan year:		Yes	No	Amount
a Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (see instructions and DOL's Voluntary Fiduciary Correction Program)	a		X	
b Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by participant's account balance. (Attach Schedule G (Form 5500) Part I if "Yes" is checked)	b		X	
c Were any leases to which the plan was a party in default or classified during the year as uncollectible? (Attach Schedule G (Form 5500) Part II if "Yes" is checked)	c		X	
d Did the plan engage in any nonexempt transaction with any party-in-interest? (Attach Schedule G (Form 5500) Part III if "Yes" is checked)	d		X	
e Was this plan covered by a fidelity bond?	e	X		2000000
f Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	f		X	
g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	g		X	
h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	h		X	
i Did the plan have assets held for investment? (Attach schedule(s) of assets if "Yes" is checked, and see instructions for format requirements)	i	X		
j Were any plan transactions or series of transactions in excess of 5% of the current value of plan assets? (Attach schedule of transactions if "Yes" is checked and see instructions for format requirements)	j		X	
k Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan or brought under the control of the PBGC?	k		X	

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No **Amount** ____________

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions).

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)





SCHEDULE P (FORM 5500)

Department of the Treasury
Internal Revenue Service

Annual Return of Fiduciary of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).

▶ File as an attachment to Form 5500 or 5500-EZ.

Official Use Only

OMB No. 1210-0110

2002

This Form is Open to Public Inspection.

For trust calendar year 2002 or fiscal year beginning 07/01/2002 , and ending 12/31/2002 ,

1a Name of trustee or custodian

ALLFIRST TRUST COMPANY

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

25 SOUTH CHARLES STREET

c City or town, state, and ZIP code

BALTIMORE MD 21201-3396

2a Name of trust

QCR HOLDINGS, INC. 401(K) PROFIT SHARING PLAN

b Trust's employer identification number 54-1834572

3 Name of plan if different from name of trust

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? .... ☒ Yes ☐ No

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ .... ▶ 42-1397595

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

SIGN HERE Signature of fiduciary ▶ [signature] ,VICE PRESIDENT Date ▶ MAY 7, 2003

For the Paperwork Reduction Notice and OMB Control Numbers, ***see the instructions for Form 5500 or 5500-EZ.*** v5.0 **Schedule P (Form 5500) 2002**





Official Use Only

SCHEDULE R (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2002

This Form is Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning 07/01/2002 , and ending 12/31/2002 ,

A Name of plan
QCR HOLDINGS, INC. 401(K) PROFIT SHARING PLAN

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
QCR HOLDINGS, INC.

D **Employer Identification Number** 42-1397595

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions .... **1** $ 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 42-1422405 ________

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Part II Funding Information

(If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? .... ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver .... ▶ Month______Day______Year______

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year .... **6a** $

b Enter the amount contributed by the employer to the plan for this plan year .... **6b** $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) .... **6c** $

If you completed line 6c, do not complete the remainder of this schedule.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? .... ☐ Yes ☐ No ☐ N/A

Part III Amendments

8 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased the value of benefits? (see instructions) .... ☐ Yes ☐ No





Official Use Only

SCHEDULE T (Form 5500)

Department of the Treasury
Internal Revenue Service

Qualified Pension Plan Coverage Information

This form is required to be filed under section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

2002

This Form is Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning 07/01/2002 , and ending 12/31/2002

A Name of plan QCR HOLDINGS, INC. 401(K) PROFIT SHARING PLAN	B Three-digit plan number ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 QCR HOLDINGS, INC.	D **Employer Identification Number** 42-1397595

Note: If the plan is maintained by:

- More than one employer and benefits employees who are not collectively-bargained employees, a separate Schedule T may be required for each employer (see the instruction for line 1).
- An employer that operates qualified separate lines of business (QSLOBs) under Code section 414(r), a separate Schedule T may be required for each QSLOB (see the instruction for line 2).

1 If this schedule is being filed to provide coverage information regarding the noncollectively bargained employees of an employer participating in a plan maintained by more than one employer, enter the name and EIN of the participating employer:

1a Name of participating employer	1b **Employer identification number**

2 If the employer maintaining the plan operates QSLOBs, enter the following information:

a The number of QSLOBs that the employer operates is __________.

b The number of such QSLOBs that have employees benefiting under this plan is __________.

c Does the employer apply the minimum coverage requirements to this plan on an employer-wide rather than a QSLOB basis? ... ☐ Yes ☐ No

d If the entry on line 2b is two or more and line 2c is "No," identify the QSLOB to which the coverage information given on line 3 or 4 relates.
▶

3 Exceptions -- Check the box before each statement that describes the plan or the employer. Also see instructions.
If you check any box, do not complete the rest of this Schedule.

a ☐ The employer employs only highly compensated employees (HCEs).

b ☐ No HCEs benefited under the plan at anytime during the plan year.

c ☐ The plan benefits only collectively-bargained employees.

d ☒ The plan benefits all nonexcludable nonhighly compensated employees of the employer (as defined in Code sections 414(b), (c), and (m)), including leased employees and self-employed individuals.

e ☐ The plan is treated as satisfying the minimum coverage requirements under Code section 410(b)(6)(C).





Official Use Only

4 Enter the date the plan year began for which coverage data is being submitted. Month _____ Day _____ Year _____

a Did any leased employees perform services for the employer at any time during the plan year? ☐ Yes ☐ No

b In testing whether the plan satisfies the coverage and nondiscrimination tests of Code sections 410(b) and 401(a)(4), does the employer aggregate plans? ☐ Yes ☐ No

c Complete the following:

(1) Total number of employees of the employer (as defined in Code section 414(b), (c), and (m)), including leased employees and self-employed individuals	c(1)	
(2) Number of excludable employees as defined in IRS regulations (see instructions)	c(2)	
(3) Number of nonexcludable employees. (Subtract line 4c(2) from line 4c(1))	c(3)	
(4) Number of nonexcludable employees (line 4c(3)) who are HCEs	c(4)	
(5) Number of nonexcludable employees (line 4c(3)) who benefit under the plan	c(5)	
(6) Number of benefiting nonexcludable employees (line 4c(5)) who are HCEs	c(6)	

d Enter the plan's ratio percentage and, if applicable, identify the disaggregated part of the plan to which the information on lines 4c and 4d pertains (see instructions) ▶ _____ | d | %

e Identify any disaggregated part of the plan and enter the ratio percentage or exception (see instructions).

	Disaggregated part:	Ratio Percentage:	Exception:
(1)			
(2)			
(3)			

f This plan satisfies the coverage requirements on the basis of (check one): **(1)** ☐ the ratio percentage test **(2)** ☐ average benefit test





QUAD CITY HOLDINGS
401(k) PROFIT SHARING PLAN

SCHEDULE H - PART IV
EIN: 42-1397595

ITEM 4i - ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2002

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Face Value or Number of Units	Current Value
Quad City Holding, Inc.	Common stock, Quad City Holdings, Inc.	106,040	$ 1,770,312
Hartford Life Insurance Company	Hartford Money Market Fund	133,352	166,870
Hartford Life Insurance Company	Hartford Index Fund	383,633	498,979
Hartford Life Insurance Company	Templeton Foreign	59,061	70,531
Hartford Life Insurance Company	American Century Ultra Fund	442,354	541,685
Hartford Life Insurance Company	Pimco Total Return	21,758	235,874
Hartford Life Insurance Company	Franklin Balanced Sheet Inv.	1	11
Hartford Life Insurance Company	Janus Balanced Fund	514,887	631,761
Hartford Life Insurance Company	Franklin Small-Mid Cap Growth Fund	478,345	569,939
Hartford Life Insurance Company	Mutual Shares Fund	162,245	209,356
Hartford Life Insurance Company	Participant Loans	N/A	45,199
			$ 4,740,517

QCR Holdings, Inc. 401(k) Profit Sharing Plan
December 31, 2002

Schedule H
Question 3b

Short Plan Year, Deferral of Accountant's Report

Statement Under Labor Reg. 2520.104-50(b)(1)(iii)

The plan year ended December 31, 2002 is for the six month period from July 1, 2002 through December 31, 2002. The short plan year is due to a change to a calendar year-end. The next plan year will commence January 1, 2003 and end December 31, 2003.

Labor Reg. 2520.104-50 provides that a plan, with a short plan year of seven months or less, can defer the Independent Qualified Public Accountant's report until the following year (2003). The Financial Statements and accompanying schedules reported by the Accountant will include the information for both the short plan year, ending December 31, 2002, and the 12 month plan year, ending December 31, 2003. This Accountant's report will be attached to the Form 5500 for the plan year ended December 31, 2003.

	OFFICER-1	NOTE PRINCIPAL BALANCE	Unused Net	Closed-end
	144			
TOTAL		18,182,927.77		127,921.57-
COUNT	113			